04/01/02

02029887

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

RECD S.E.C.
APR 5 - 2002
080

For the month of April, 2002.

CP SHIPS LIMITED
(Translation of Registrant's Name Into English)

62-65 Trafalgar Square, London WC2N 5DY, United Kingdom
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant:
Form S-8 No. 333-13954

PROCESSED
APR 15 2002
THOMSON
FINANCIAL

Exhibits Index appears on Page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CP SHIPS LIMITED
(Registrant)

Date: ~~March~~ April 2, 2002

By: ______________________
Name: John K. Irving
Title: Vice President, General Counsel & Secretary

Exhibits Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

EXHIBIT 10.21

CP SHIPS

REGIONAL FOCUS • GLOBAL SCALE

NOTICE OF CP SHIPS'

2001 ANNUAL REPORT
ANNUAL MEETING
FIRST QUARTER 2002 REPORTING DATE

LONDON, UK (27th March 2002) – CP Ships' 2001 Annual Report and Management Proxy Circular have been distributed to shareholders. Both documents are posted on CP Ships' corporate website, which can be accessed at www.cpships.com.

CP Ships' Annual Meeting of Shareholders will be held on Wednesday 17th April 2002 at the Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario at 3:00 pm Toronto time.

CP Ships will also announce its first quarter 2002 financial results on 17th April 2002.

-ends-

About CP Ships: One of the world's top ten container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates in 24 trade lanes, most of which are served by two or more of its six readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Lykes Lines and TMM Lines. Its fleet of 78 ships carries nearly two million teu per year. Within the majority of its core trade lanes CP Ships is the leading carrier. Since 1996 CP Ships' revenue has grown at a compound annual rate of 28% while operating income has increased by more than 60%. CP Ships also includes Montreal Gateway Terminals, one of the largest marine container terminal facilities in Canada.

Investor Contact
Jeremy Lee, VP Investor Relations
Telephone: +(1)514 934 5254

Media Contacts
Elizabeth Canna, Director Corporate Communications
Telephone: +44 (0)20 7389 1119 or +41 (0)79 691 3764
or
Ian Matheson, Impress Communications
Telephone: +44(0)1689 860 660

Note: This press release may include forward-looking statements about the operations, objectives and expected financial results of CP Ships and its affiliates. Such statements are inherently subject to uncertainties arising from a variety of factors including, without limitation, legislative or regulatory changes, competition, technological developments and global economic and financial conditions. Actual performance could differ substantially.